Allegiant Travel Company (ALGT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Shareholder since 2016.

Vote for Proposal No. 4 before August 4th
Shareholder Proposal Regarding Stockholder Right to Call a Special Meeting for the Owners of 10% of Company Stock

The current stock ownership threshold of 25% to call a special meeting can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. Many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the 25% ownership threshold that is now needed for a special meeting.

This is also an alert that management is attempting to prevent the votes from being counted on this proposal. In spite of the pandemic, management is insisting that Proposal 4 be presented in-person at the annual meeting. In other words if Proposal 4 is not presented in-person at the August 4 annual meeting management can claim that the votes need not be counted.

This is a case of management ignoring this Securities and Exchange Commission pandemic guidance, for no recognized reason, after being advised of it:

“the staff encourages issuers, to the extent feasible under state law, to provide shareholder proponents or their representatives with the ability to present their proposals through alternative means, such as by phone, during the 2020 proxy season.”

The management requirement of an in-person proposal presentation was conveyed by Robert Goldberg, Corporate Secretary. The Ellis Funk website has this information on Mr. Goldberg:

"Rob performs regular legal services for a relatively small number of clients, in some cases effectively performing the function of in-house counsel. Services performed run the gamut of corporate representation – equity and debt financings, mergers and acquisitions, negotiation of commercial agreements, preparation of stockholder agreements, employment agreements, operating agreements, incentive compensation plans, corporate organizational documents and, for publicly held clients, 1934 Act annual, quarterly and current reports and proxy statements.

"During his career, Rob has taken three different airlines public along with other companies. Noteworthy transactions include a half billion dollar public offering of common and preferred stock, negotiation of a billion dollar equipment purchase agreement and mergers involving publicly held companies."

It appears that the members of the Nomination Committee may ultimately be responsible for requiring an in-person presentation of Proposal 4.

The members are:
Montie Brewer
Gary Ellmer
Linda Marvin

Vote for Proposal No. 4 before August 4th

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the management proxy distribution.